1Q 2007 Results Report

SUPPL

(Billions of KRW)

	2007 1Q	2006 4Q	2006 1Q
Sales	6,034	5,521	5,800
Gross Profit	1,341	1,207	1,382
Operating Income	173	-43	191
Ordinary Income	-128	59	182
Net Income	-123	49	151

- *These 1st quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*